Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands, Except Ratios)

The following table sets forth our ratio of earnings to fixed charges for the periods indicated on a consolidated historical basis. For the purposes of computing the ratio of earnings (loss) to fixed charges, “earnings (loss)” is defined as pre-tax income (loss) plus fixed charges. “Fixed charges” consist of interest expense and amortization of deferred financing fees.

	Year Ended December 31,		Period from Inception (January 29, 2008) through December 31, 2008
	2010	2009
	(in thousands)
	(Unaudited)
Earnings (Loss):
Pre-Tax Income (Loss)	$(23,898)	$663	$4,233
Fixed Charges	12,872	3,662	1,150

Total Earnings (Loss)	(11,026)	4,326	5,383

Fixed Charges:
Interest Expense	12,671	2,917	872
Deferred Financing Fees	201	745	278

Total Fixed Charges	12,872	3,662	1,150

Ratio of Earnings (Loss) to Fixed Charges	— (1)	1.18	4.68

(1) For the year ended December 31, 2010, earnings were inadequate to cover fixed charges. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00x (on-to-one coverage) was $23.9 million for the year ended December 31, 2010.